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                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB Number: 3235-0145|
                    UNITED STATES                   |Expires:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |Estimated Average    |
                                                    |Burden Hours         |
                                                    |Per Response ......11|
                                                    |---------------------|


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                              WYNN RESORTS, LIMITED
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   983134 10 7
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Marc H. Rubinstein
                         3145 Las Vegas Boulevard South
                             Las Vegas, Nevada 89109
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 14, 2003
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

     CUSIP No. 983134 10 7
     -------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Stephen A. Wynn
     -------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a) [X]
                                                            (b) [ ]
     -------------------------------------------------------------------
     3.    SEC USE ONLY

     -------------------------------------------------------------------
     4.    SOURCE OF FUNDS* (See Instructions) BK
     -------------------------------------------------------------------
     5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                   [ ]

     -------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           49,098,444 (1)(2)
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        24,549,222 (1)
     --------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            49,098,444 (1)(2)
     --------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                           [ ]

     --------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           62.0%
     --------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON (See Instructions)

          IN
     --------------------------------------------------------------------

(1) Includes 24,549,222 shares acquired by Mr. Wynn (as described below) that may be considered community property under applicable Nevada state law. Accordingly, the Reporting Persons may be deemed to have shared voting and dispositive power over such shares.

(2) Includes 24,549,222 shares held by Aruze USA, Inc., a Nevada corporation ("Aruze USA") that are beneficially owned by the Reporting Persons as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Stephen A. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA. The aggregate percentage of the outstanding common stock that the Reporting Persons beneficially own is 62.0%. Excluding the additional shares of common stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 31.0% of the outstanding common stock. (See Item 6)

                                 SCHEDULE 13D/A

     CUSIP No. 983134 10 7
     -------------------------------------------------------------------
     1.    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Elaine P. Wynn
     -------------------------------------------------------------------
     2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                             (a) [X]
                                                             (b) [ ]
     -------------------------------------------------------------------
     3.    SEC USE ONLY

     -------------------------------------------------------------------
     4.    SOURCE OF FUNDS* (See Instructions) BK
     -------------------------------------------------------------------
     5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                    [ ]

     -------------------------------------------------------------------
     6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
     NUMBER OF                          0
     SHARES                       --------------------------------------
     BENEFICIALLY                  8.   SHARED VOTING POWER
     OWNED BY                           49,098,444 (1)(2)
     EACH                         --------------------------------------
     REPORTING                     9.   SOLE DISPOSITIVE POWER
     PERSON                             0
     WITH                         --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        24,549,222 (1)
     --------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           49,098,444 (1)(2)
     --------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                             [ ]

     --------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           62.0%
     --------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON (See Instructions)

          IN
     --------------------------------------------------------------------

(1) Includes 24,549,222 shares acquired by Mr. Wynn (as described below) that may be considered community property under applicable Nevada state law. Accordingly, the Reporting Persons may be deemed to have shared voting and dispositive power over such shares.

(2) Includes 24,549,222 shares held by Aruze USA, Inc., a Nevada corporation ("Aruze USA") that are beneficially owned by the Reporting Persons as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Stephen A. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA. The aggregate percentage of the outstanding common stock that the Reporting Persons beneficially own is 62.0%. Excluding the additional shares of common stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 31.0% of the outstanding common stock. (See Item 6)

This Schedule 13D/A (this "Amendment No. 2") should be read in conjunction with the Schedule 13D/A (Amendment No. 1) filed by Stephen A. and Elaine P. Wynn with the Securities and Exchange Commission on April 21, 2003 (referred to herein as "Amendment No. 1"). This Amendment No. 2 amends and restates Item 3 and Item 7 of Amendment No. 1 in their entirety. All other information in Amendment No. 1 remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in Amendment No. 1.

Item 3.    Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

Mr. Wynn used a draw of $72,500,000 under an $85,000,000 personal credit line with Bank of America, N.A. (the "Bank Line"), which is secured by assets owned by the Reporting Persons other than shares of Issuer Common Stock, to purchase 5,576,923 shares of Issuer Common Stock. Such shares were purchased pursuant to that certain Purchase Agreement, dated October 25, 2002 (the "Purchase Agreement"), by and between the Issuer and Mr. Wynn at the price offered to the public in the Issuer's initial public offering. Mr. Wynn's purchase of Issuer Common Stock pursuant to the Purchase Agreement was consummated on October 30, 2002.

On July 14, 2003, the Reporting Persons and Bank of America, N.A. amended and restated the Bank Line to, among other things, increase the line of credit available to the Reporting Persons from $85,000,000 to $125,000,000.

Item 7.    Material to be Filed as Exhibits.

The response set forth in Item 7 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

         Exhibit No.                        Exhibit
         -----------                        -------
             (a)                            Purchase Agreement, dated October 25,
                                            2002, by and between Wynn Resorts,
                                            Limited and Stephen A. Wynn (previously
                                            filed as Exhibit 10.1 to the Schedule
                                            13D of Stephen A. Wynn, Commission File
                                            No. 005-78590, filed on November 13,
                                            2002 and incorporated herein by
                                            reference)

             (b)                            Stockholders Agreement, dated as of
                                            April 11, 2002, by and among Stephen A.
                                            Wynn, Baron Asset Fund and Aruze USA,
                                            Inc. (previously filed as Exhibit 10.10
                                            to the Form S-1 of Wynn Resorts,
                                            Limited, Commission File No. 333-90600,
                                            filed on June 17, 2002 and incorporated
                                            herein by reference)






             (c)                            Buy-Sell Agreement, dated as of June 13,
                                            2002, by and among Stephen A. Wynn,
                                            Kazuo Okada, Aruze USA, Inc. and Aruze
                                            Corp. (previously filed as Exhibit 10.3
                                            to the Schedule 13D of Stephen A. Wynn,
                                            Commission File No. 005-78590, filed on
                                            November 13, 2002 and incorporated
                                            herein by reference)

             (d)                            Agreement, dated as of June 13, 2002,
                                            between Stephen A. Wynn and Wynn
                                            Resorts, Limited (previously filed as
                                            Exhibit 10.20 to Amendment No. 1 to the
                                            Form S-1 of Wynn Resorts, Limited,
                                            Commission File No. 333-90600, filed on
                                            August 20, 2002 and incorporated herein
                                            by reference)

             (e)                            Registration Rights Agreement, dated as
                                            of October 30, 2002, between Stephen A.
                                            Wynn and Wynn Resorts, Limited
                                            (previously filed as Exhibit 10.5 to the
                                            Schedule 13D of Stephen A. Wynn,
                                            Commission File No. 005-78590, filed on
                                            November 13, 2002 and incorporated
                                            herein by reference)

             (f)                            Amended and Restated Loan Agreement,
                                            dated as of July 14, 2003, by and
                                            among Bank of America, N.A., Stephen
                                            A. Wynn and Elaine P. Wynn*

             (g)                            Joint Filing Agreement, dated April 18,
                                            2003, between Stephen A. Wynn and Elaine
                                            P. Wynn (previously filed as Exhibit (g)
                                            to the Schedule 13D/A (Amendment No. 1)
                                            of the Reporting Persons, Commission
                                            File No. 005-78590, filed on April 21,
                                            2003 and incorporated herein by
                                            reference)

*Certain portions of this exhibit have been omitted and filed separately under an application for confidential treatment.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  September 22, 2003                           Stephen A. Wynn
                                                   _____________________________
                                                     /s/ Stephen A. Wynn



Dated:  September 22, 2003                           Elaine P. Wynn
                                                   _____________________________
                                                     /s/ Elaine P. Wynn